Exhibit 12

GENERAL ELECTRIC CAPITAL SERVICES, INC. AND CONSOLIDATED AFFILIATES

Computation of Ratio of Earnings to Fixed Charges

and

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Nine Months Ended September 28, 2002

(Unaudited)

(Dollars in millions)	Ratio of Earnings to Fixed Charges	Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Net earnings	$3,520	$3,520
Provision for income taxes	721	721
Minority interest in net earnings of consolidated affiliates	113	113

Earnings before provision for income taxes and minority interest	4,354	4,354
Fixed charges:
Interest	7,471	7,471
One-third of rentals	242	242

Total fixed charges	7,713	7,713

Less interest capitalized, net of amortization	(29)	(29)

Earnings before provision for income taxes and minority interest, plus fixed charges	$12,038	$12,038

Ratio of earnings to fixed charges	1.56

Preferred stock dividend requirements		$-
Ratio of earnings before provision for income taxes to net earnings		1.20

Preferred stock dividend factor on pre-tax basis		-
Fixed charges		7,713

Total fixed charges and preferred stock dividend requirements		$7,713

Ratio of earnings to combined fixed charges and preferred stock dividends		1.56

For purposes of computing the ratios, fixed charges consist of interest on all indebtedness and one-third of rentals, which management believes is a reasonable approximation of the interest factor of such rentals.

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